[Letterhead of Webster Financial Corporation]
September 21, 2007
FILED VIA EDGAR
Mr. Christian N. Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Webster Financial Corporation Definitive 14A Filed on March 9, 2007 SEC File No. 01-31486
Dear Mr. Windsor:
     Set forth below are the responses of Webster Financial Corporation (“Webster” or the “Company”) to the staff’s letter of comment, dated August 21, 2007, relating to the executive compensation and other related disclosure in the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on March 9, 2007. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the staff’s comment letter.
Compensation of Directors, page 11
1.	Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

In future filings, we will include the assumptions made in the valuation of non-employee director stock and option awards by cross-referencing the footnotes to our financial statements, similar to footnote 2 to the Summary Compensation Table for the named executive officers on page 24 of the proxy statement.

2.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Mr. Christian N. Windsor
September 21, 2007

In response to the staff’s comment, in future filings we will include in the footnotes to the Director Compensation Table the grant date fair value of equity awards made to the non-employee directors during the prior fiscal year, as determined pursuant to FAS 123R. We note for the staff that, for the stock options granted to the non-employee directors during 2006, we disclosed the grant date fair value in the narrative on page 12 of the proxy statement. Similar disclosure will be added for grants of restricted stock, or other equity awards (as required), in the future and will be moved to the footnotes.
Compensation Discussion and Analysis, page 15
3.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers and the reasons for the differences in policies. Refer to Section II.B.1 of Commission Release No. 33-8732A. It appears that your Chief Executive Officer is compensated at a much higher level that the rest of the named executive officers. Revise your disclosure to provide a more detailed discussion of how and why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

We respectfully submit to the staff that there are no material differences in the compensation policies or decisions applied to Mr. Smith as compared to the other 2006 named executive officers. The same compensation policies and objectives applied by the committee to determine Mr. Smith’s compensation for the fiscal year are applied by the committee for each of the other named executive officers (and our executive officers generally). Thus, we do not believe, consistent with Section II.B.I of the release, that additional disclosure relating to Mr. Smith’s compensation is required.

As we discuss on pages 15-16 of the proxy statement, consistent with our compensation objectives, the committee initially looks to our peer group (which, as we disclose on page 16, is identical to our “investor peer group” referenced in investor presentations to assess our relative performance) to ensure the amount of each element of compensation paid to Mr. Smith remains competitive from year-to-year with these companies. As discussed on page 16 of the proxy statement, this review also results in the committee’s determination of a target total compensation for each of the named executive officers, which for 2006 was the median total compensation paid to the relative executive position within the peer group.

Mr. Christian N. Windsor
September 21, 2007

While the actual compensation paid to Mr. Smith differs from our other named executive officers, this is not the result of the application of different compensation policies. The higher compensation paid to Mr. Smith is a direct result of the compensation committee’s extensive peer group, competitive pay analysis and benchmarking process, similar to our other named executive officers, as well as his long-term service to Webster and his overall responsibility as chief executive officer of the Company.

Where there are material differences affecting the compensation paid to individual named executive officers, we believe we have adequately discussed these differences in the disclosure. For example, as we describe on pages 17 and 18 of the proxy statement, there is a difference in the way we calculate the annual incentive compensation for Messrs. Savage and McBrair as compared to Messrs. Smith and Bromage. As disclosed, Messrs. Savage and McBrair’s annual incentive compensation is based partly on corporate financial performance targets and partly on business unit financial performance targets. We believe this is a material difference to be disclosed and discussed, including our rationale for structuring Messrs. Savage and McBrair’s annual incentive compensation in this manner. As we discuss in comment # 7 below, however, we intend to provide a more detailed description of the business unit performance targets, the likelihood of Webster meeting those targets, and the historical analysis reviewed by the compensation committee at the time of setting the performance targets.
Benchmarking, page 16
4.	Revise your disclosure to discuss how the Committee used the “third-party compensation survey data” provided by Mercer. In particular, please discuss whether this survey data supplemented or added to the Committee’s analysis of Webster’s compensation compared to the peer group mentioned in this section. If the Committee used the survey data to support its analysis of the competitiveness Webster’s compensation, please discuss the components of the compensation surveys used for this purpose. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

As we state on page 16 of the proxy statement, the compensation survey data supplied by Mercer supplemented the committee’s peer group analysis. Consistent with our compensation objective noted on page 15 of the proxy statement, the committee used this information to support our executive pay competitive analysis. Specifically, the committee looked to the base salary, annual bonus and long-term incentive compensation information included in the Mercer compilation of survey data. We intend to be more explicit with respect to the committee’s use of supplemental survey data, if used, in future filings.

Mr. Christian N. Windsor
September 21, 2007

Elements of Compensation, page 16
5.	Revise your disclosure to discuss how the Committee determined that the 3.5% merit increases were appropriate. Were these increased made in response to added responsibilities required of the named executives, or was it in response to changes in the compensation levels of your peer group? The Compensation Discussion and Analysis must analyze the reasons for material changes in compensation. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

As we state in the last sentence of the paragraph relating to “Base Salary” on page 17 of the proxy statement, the compensation committee approved the merit increase after a reasoned evaluation of total compensation levels within our peer group. In addition, we do not generally view a merit increase in base salary of 3.5% as material to our named executive officers’ total compensation. In response to the staff’s comment, however, in future filings we intend to be more clear that merit adjustments are based more generally on the committee’s review of market movement, while the market adjustments referenced are based on the committee’s review of the total compensation levels of our peer group.

6.	Revise your disclosure to provide a quantitative discussion of the terms of the necessary targets or performance objectives, either financial or non-financial, that the named executive officers must achieve in order to earn their incentive compensation for 2006 or 2007. Revise your disclosure to discuss the specific items of company performance, such as those relating to net income per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance totals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).

With respect to the staff’s comment to provide a discussion of the annual incentive plan performance targets for 2007, we respectfully submit that disclosure of 2007 information would not help an investor understand the compensation paid to our named executive officers in 2006 and therefore is not required by the Commission’s rules. Specifically, Instruction 2 to Item 402(b) of Regulation S-K provides that the compensation discussion and analysis should cover actions regarding 2007 executive compensation only insofar as such actions could affect a “fair understanding of the named executive officer’s compensation for” 2006. Rather than add to an investor’s understanding of the named executive officers’ 2006 compensation, disclosure of 2007 performance targets would likely cause investor confusion given that the annual incentive compensation disclosed in the compensation tables concerns the 2006 annual incentive plan. Consistent with the Commission’s requirements, we intend to discuss our 2007 annual incentive plan targets in our 2008 proxy statement.

Mr. Christian N. Windsor
September 21, 2007

In further response to this comment, please see our response to comment #7 below.

7.	To the extent that you believe that it is appropriate to omit specific targets, provide the staff with your analysis supporting your determination that the targets were confidential because the disclosure of the targets would expose Webster Financial to competitive harm. Furthermore, if you omit disclosure because of its confidential nature, you must provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Furthermore, revise your disclosure to provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

As discussed on page 18 of the proxy statement, for 2006 each named executive officer’s annual incentive compensation was based on two financial performance metrics: net income per share and return on average equity (ROAE). We supplementally advise the staff that for the 2007 annual incentive compensation plan, the compensation committee approved the elimination of the ROAE target, which constituted only 10% of the plan for 2006, as it believed having an “external reference” component to the plan was no longer necessary. Thus, this performance metric will no longer be a factor, or disclosed, in our future filings; however, we will disclose the committee’s rationale for the change.

With respect to the net income per share metric, consistent with Exemption 4 under the Freedom of Information Act, we believe it is appropriate to omit the actual net income per share target in future filings as this information constitutes confidential financial information, the disclosure of which would harm the competitive position of the Company and, equally important, is not material to Webster’s shareholders.

Webster has not historically provided, and does not currently intend to provide, guidance to the market on our quarterly or annual internal financial metrics, including guidance on annual net income per share. This decision was made in the reasoned business judgment of the audit committee, board of directors and senior management of Webster based on the view that our focus is more appropriately placed on our long- term growth and the long-term interests of our stockholders. While the Company may, on occasion, give guidance on certain financial metrics, this is typically done only to address market expectations.

Mr. Christian N. Windsor
September 21, 2007

Requiring the Company to disclose the actual annual net income per share metric used in connection with our executive compensation program would easily permit analysts to extrapolate from this information in order to project annual net income per share for 2007 and future fiscal years, thus inappropriately conflicting with our own internal practices and providing potentially misleading information to the market. In addition, such disclosure would in effect result in forcing Webster to provide this guidance, after our actual net income results for the year have been disclosed, when the information is no longer pertinent. The cost of including disclosure that could potentially harm Webster’s practice with respect to issuing financial guidance does not outweigh the perceived benefit to our investors — in fact, we do not see any benefit to our investors.

Similarly, a key component of a confidential treatment analysis is whether the confidential financial information is material to investors. We respectfully submit that disclosure of our annual incentive plan net income per share target of a particular fiscal year is not material. What is material to investors is an understanding of how we determine each named executive officer’s annual incentive compensation, the metrics on which it is based, the threshold, target and maximum amounts that may be earned by the respective officers and, most importantly, the amount of compensation actually earned by each named executive officer pursuant to the plan. We believe that we have disclosed this material information on pages 18 and 19, in the Summary Compensation Table on pages 24 and 25, and in the Grants of Plan-Based Awards Table on page 26 of the proxy statement, respectively. We do not believe an “after-the-fact” disclosure of the actual performance target would further our investors’ understanding of the annual incentive compensation plan, but, as noted above, would harm the Company by forcing us to disclose information that we have previously determined, in our reasoned business judgment, is not material.

However, we intend to include additional disclosure in our future filings relating to the likelihood of Webster’s achievement of the net income per share performance target. For example, with respect to the 2006 proxy statement disclosure, we would provide additional disclosure to the effect that over the course of the last five fiscal years, Webster has achieved the target net income per share performance metric only once (2002, the last time our annual incentive plan paid out at 100% of the target amount), and has fallen below target, but above threshold, in each of the other four years. We believe this information will show investors that the compensation committee truly sets performance targets that require significant effort and results in order to achieve.

In addition, in response to the staff’s comment, we intend to provide additional disclosure relating to the factors considered by the compensation committee in determining the net income per share target from year-to-year. This information

Mr. Christian N. Windsor
September 21, 2007

could include factors such as how actual results from the prior fiscal year affected the committee’s determination of the performance metric for the upcoming fiscal year, and how the targets are adjusted from year-to-year.

We also intend to provide additional disclosure relating to the performance targets of our named executive officers whose annual incentive compensation is also based in part on business unit-specific targets for which they are responsible. For 2006, this included Messrs. Savage and McBrair. Their business unit performance targets were based on “direct contributions” in the commercial banking business and retail banking business, respectively, an internal metric to Webster that we do not communicate publicly. Because this information is confidential and not material to an understanding of the officers’ annual incentive plan compensation, as discussed above, we believe it is appropriate to omit the actual performance target information, but intend to provide more robust disclosure relating to the likelihood of Webster’s achieving the targets and the factors considered by the committee in setting the targets from year-to-year.

8.	You indicate that individual performance was a significant factor that the Committee considered in setting the compensation of Messrs. Savage and McBrair. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its valuation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

We respectfully submit to the staff that the individual performance of Messrs. Savage and McBrair was not a factor in the annual compensation paid to these officers. As set forth on page 18 of the proxy statement, unlike Messrs. Smith, Bromage and Plush, 70% of the annual incentive compensation paid to Messrs. Savage and McBrair was based on their respective business unit performance measures. Thus, it was not their individual performance, but the performance of the business units which they oversee that was a significant factor in the annual compensation. As a result, we do not believe any additional disclosure is required pursuant to Item 402(b)(1)(v) or 402(b)(2)(vii) of Regulation S-K.

In addition, as noted in our response to comment #7 above, we intend to provide additional disclosures relating to the business unit performance metrics in future filings.

Mr. Christian N. Windsor
September 21, 2007

9.	On page 18 you disclose that Webster Financial did not reach the target level of performance. You also disclose that the Committee exercised its discretion to adjust the calculation of financial performance in order to allow the officers to receive awards at 75% of the targeted level. In discussing the reasons for the Committee’s use of discretion, you mention a number of factors that the Committee considered. Revise your disclosure to discuss how each of the factors mentioned in your disclosure impacted the Committee’s determination to adjust the performance measures and how the committee determined the appropriate amount of adjustment to the performance measurements. Please refer to Item 402(b)(1)(v and vi) and Item 402(b)(2)(vi) of Regulation S-K.

We supplementally advise the staff that in reviewing the factors listed on page 18 of the proxy statement, the committee did not place any particular weight or emphasis on the individual factors mentioned, but instead relied on its overall view of Webster’s progress in these areas and its business judgment in determining the 9% increase in the annual incentive payout. Thus, we do not believe any additional disclosure would be necessary or appropriate with respect to this comment.
Long Term Incentive Compensation; Performance Shares, page 20
10.	As noted in the comments above, the compensation discussion and analysis must discuss the target performance required in order for an executive to earn a particular level of compensation. Revise this section to define total shareholder return. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

In future filings we will include a plain English definition of “total shareholder return,” which is generally share price appreciation from the beginning of the performance period to the end of the performance period (as disclosed on page 20 of the proxy statement, three years), plus the total dividends paid on common stock during the period.
Perquisites, page 23
11.	Revise this section to discuss how the Committee determined that the perquisites were consistent with the compensation program and why the company pays this particular element of compensation. Please refer to Item 402(b)(1)(iv and vi) of Regulation S-K.

As we note on page 23 of the proxy statement, the committee believes the limited perquisites paid to our named executive officers are attractive components of our total pay package in hiring and retaining executive officers. However, in future filings we intend to provide additional disclosure relating to how the committee determined the perquisites were consistent with our compensation program.

Mr. Christian N. Windsor
September 21, 2007

Summary Compensation Table, page 24
12.	Revise to disclose the assumptions used to value the stock awards. Please refer to the instruction for Item 402(c)(2)(v) & (vi) of Regulation S-K.

Similar to the cross reference included in footnote 2 to the Summary Compensation Table, in future filings we will include a cross reference disclosing the assumptions used to value the stock awards granted to our named executive officers.
Potential Payments Upon Change in Control, page 33
13.	You disclose various termination and change in control arrangements which impact amounts paid to your named executive officers in the event that their employment with Webster Financial is terminated. Revise the Compensation Discussion and Analysis as well as this section, to describe and explain how the Committee determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in your Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

As applicable, we will provide additional disclosure in the compensation discussion and analysis and the potential payments upon termination or change in control section relating to how the committee determined these payment and benefit levels. Supplementally, however, we advise the staff that the agreements disclosed in the proxy statement were entered into with the executives prior to 2006, other than for Mr. Plush, and thus no new determinations of appropriate payment and benefit levels were made by the compensation committee during 2006. Upon entering into these arrangements prior to 2006, the Committee approved the respective benefits and amounts based on a review of competitive market information, similar to the information discussed on page 16 of the proxy statement. With respect to Mr. Plush, he was provided the same benefits and amounts as each of the other named executive officers upon his hire in July 2006 and no new Committee decisions or reviews were performed at such time.

In addition, we intend to provide additional disclosure in future filings relating to how the committee believes the change in control and severance payments further our compensation objectives, and that the committee does not generally consider these arrangements when making decisions relating to the other elements of compensation discussed under “Elements of Compensation” beginning on page 16 of the proxy statement.

Mr. Christian N. Windsor
September 21, 2007

Certain Relationships, page 37
14.	To the extent that the second paragraph of the “Compensation Committee Interlocks and Insider Participation” section was intended to comply with Instruction 4(c) of Item 404(a), revise the representation to clarify that the loans were made on the same terms, including interest rates, as those available to other person not related to the bank.

In response to the staff’s comment, we will make clear in future filings that the loans were made on the same terms, including interest rates, as those available to persons not related to Webster and Webster Bank.

15.	Revise your discussion regarding the approval process for related party transactions to describe the requirements for transactions which require board approval. Please see Item 404(b) of Regulation S-K.

As provided in our Code of Conduct, the requirements for transactions which require board approval are governed by Federal Reserve Regulation O, and the related person’s interest in any such transaction requiring board action must be disclosed to the board prior to any action being taken. Future filings will include disclosure in this regard.
* * * * * * * *
     In connection with responding to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (203) 578-2405. We thank you in advance for your attention to the above.
Sincerely,

/s/ Jeffrey N. Brown

Jeffrey N. Brown
Executive Vice President, Chief Administrative Officer
Webster Financial Corporation